SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                         WESTERN MICRO TECHNOLOGY, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    958648107
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                                 (CUSIP Number)


                            Carlton Joseph Mertens II
                        Business Partner Solutions, Inc.
                                 888 Isom Road
                              San Antonio, TX 78216
                                  (210) 821-6922
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 WITH A COPY TO:
                            Katharine A. Martin, Esq.
                          Pillsbury Madison & Sutro LLP
                               2700 Sand Hill Road
                              Menlo Park, CA 94025
                                 (415) 233-4500

                               September 30, 1997
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

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

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CUSIP No.  958648107

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    1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (ENTITIES ONLY):     Carlton Joseph Mertens II

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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /
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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                  PF

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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

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    6    CITIZENSHIP OR PLACE OF ORGANIZATION                     United States

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                           7     SOLE VOTING POWER         460,000 (see Item 5)
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY       8     SHARED VOTING POWER                       NONE
       OWNED BY EACH
         REPORTING            --------------------------------------------------
        PERSON WITH        9     SOLE DISPOSITIVE POWER    460,000 (see Item 5)

                              --------------------------------------------------
                          10     SHARED DISPOSITIVE POWER                  NONE

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    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                             460,000 (see Item 5)

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    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         / /

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    13   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                8.7% (see Item 5)

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    14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         IN

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


Item 1.  Security and Issuer.
-------  -------------------

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Western Micro Technology, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 254 E. Hacienda Ave., Campbell, California, 95008.


Item 2.  Identity and Background.
-------  -----------------------

         (a), (b), (c) and (f). The person filing this Schedule is Carlton Joseph Mertens II, an individual. Mr. Mertens' principal occupation is the President and Chief Executive Officer of Business Partner Solutions, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer. Mr. Mertens is also a director of the Issuer. Mr. Mertens' business address is 888 Isom Road, San Antonio, Texas 78216-4033. Mr. Mertens is a citizen of the United States.

         (d)-(e) At no time during the last five years was Mr. Mertens convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

         Pursuant to a Stock Purchase Agreement by and among Western Micro Technology, Inc., a Delaware corporation and successor in interest to Western Micro Technology, Inc., a California corporation ("WMT"), Star Management Services, Inc., a Delaware corporation ("Star"), Harvey E. Najim and Carlton Joseph Mertens II, dated as of June 4, 1997 (filed as Exhibit 2.1 to Amendment No. 2 of the Issuer's Current Report on Form 8-K filed on July 16, 1997) and as amended by the Amendment and Second Amendment to Stock Purchase Agreement (filed as Exhibits 2.1 and 2.2 to the Issuer's Current Report on Form 8-K filed on September 15, 1997) and the Third Amendment to Stock Purchase Agreement, and executed on September 30, 1997 (the "Acquisition"), the Issuer acquired Star's distribution business, now operated under the name "Business Partner Solutions, Inc." As part of the consideration for the Acquisition, Mr. Mertens received 460,000 newly issued shares of the Issuer (the "Stock").


Item 4.  Purpose of Transaction.
-------  ----------------------

         Mr. Mertens acquired beneficial ownership of the Stock for the purpose of investment.

         Except as set forth herein, Mr. Mertens has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material


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

change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

         (a) Upon consummation of the Acquisition, Mr. Mertens became the direct owner of 460,000 shares of Common Stock representing 8.7% of the 5,310,655 issued and outstanding shares of Common Stock as of October 3, 1997.

         (b) Mr. Mertens will have the sole power to vote or direct the disposition of up to 460,000 shares of Common Stock.

         (c) No other transactions of Common Stock were effected by Mr. Mertens during the past 60 days.

         (d) No person other than Mr. Mertens has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

         (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Not applicable.


Item 7.  Materials To Be Filed as Exhibits.
-------  ---------------------------------

         Not applicable.

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


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 1997


                                               Carlton Joseph Mertens II


                                               /s/    Carlton Joseph Mertens II
                                               ---------------------------------


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